FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....✓.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No...✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2011

I N D E X

FS-01 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-02 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - INFORMATIONAL DATA - AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-03 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010011 & 2010

FS-04 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

FS-05 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

FS-06 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA (12 MONTHS) - FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

FS-07 CONSOLIDATED STATEMENT OF CASH FLOWS - FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

FS-08 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

ANNEX 4.- BREAKDOWN OF CREDITS

ANNEX 5.- MONETARY FOREIGN CURRENCY POSITION

ANNEX 6.- DEBT INSTRUMENTS

ANNEX 7.-DISTRIBUTION OF REVENUE BY PRODUCT

ANALYSIS OF PAID CAPITAL STOCK

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
		4Q 2011	4Q 2010	4Q 2009
TOTAL ASSETS		160,760,958	155,741,152	176,801,658
CURRENT ASSETS		36,231,176	36,229,154	51,649,799
CASH AND CASH EQUIVALENTS		1,795,004	7,493,465	14,379,768
SHORT TERM INVESMENT		0	0	0
	HELD-FOR-SALE INVESTMENTS	0	0	0
	HELD-FOR-TRADING INVESTMENTS	0	0	0
	HELD TO MATURITY INVESTMENTS	0	0	0
TRADE RECEIVABLES (NET)		15,419,212	15,109,656	15,814,932
	TRADE RECEIVABLES	20,926,965	20,675,135	20,123,813
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(5,507,753)	(5,565,479)	(4,308,881)
OTHER RECEIVABLES (NET)		6,608,852	2,008,703	4,610,624
	OTHER RECEIVABLES	6,608,852	2,008,703	4,610,624
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
INVENTORIES		1,583,060	1,783,579	1,448,102
OTHER CURRENT ASSETS		10,825,048	9,833,751	15,396,373
	PREPAYMENTS	4,710,371	3,137,852	3,307,936
	DERIVATIVE FINANCIAL INSTRUMENTS	6,114,677	6,695,899	12,088,437
	ASSETS AVAILABLE FOR SALE	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	RIGHTS AND LICENSES	0	0	0
	OTHERS	0	0	0
TOTAL NON-CURRENT ASSETS		124,529,782	119,511,998	125,151,859
RECEIVABLES (NET)		0	0	0
INVESTMENTS		1,585,330	1,389,419	1,741,950
	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,464,155	1,268,275	1,617,460
	HELD-TO-MATURITY INVESTMENTS	0	0	0
	HELD-FOR-SALE INVESTMENTS	0	0	0
	OTHERS INVESTMENTS	121,175	121,144	124,490
PROPERTY, PLANT AND EQUIPMENT		98,448,620	99,421,332	106,047,643
	LAND AND BUILDINGS	19,360,900	19,256,651	18,897,589
	MACHINERY AND INDUSTRIAL EQUIPMENT	90,486,725	80,517,734	74,678,527
	OTHER EQUIPMENT	21,355,497	16,469,336	12,062,453
	ACCUMULATED DEPRECIATION	(33,536,677)	(17,066,858)	0
	CONSTRUCTION IN PROGRESS	782,175	244,469	409,074
INVESTMENT PROPERTY		0	0	0
BIOLOGICAL ASSETS		0	0	0
INTANGIBLE ASSETS		1,151,470	1,253,532	739,403
	GOODWILL	103,289	103,289	0
	BRANDS	428,246	456,707	0
	RIGHTS AND LICENSES	619,935	693,536	739,403
	OTHERS INTANGIBLE ASSETS	0	0	0
DEFERRED TAX ASSETS		0	0	0
OTHERS NON-CURRENT ASSETS		23,344,362	17,447,715	16,622,863
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
	EMPLOYEE BENEFIT	22,327,733	16,290,368	15,214,802
	DISCONTINUED OPERATIONS	0	0	0
	DEFERRED CHARGES	1,016,629	1,157,347	1,408,061
	OTHERS	0	0	0
TOTAL LIABILITIES		111,647,558	109,966,173	136,610,449
CURRENT LIABILITIES		35,785,179	32,143,488	37,326,098
BANK LOANS		7,875,567	1,272,982	7,363,129
STOCK MARKET LOANS		4,800,000	4,500,000	12,405,765
OTHER LIABILITIES WITH COST		0	6,178,550	0
TRADE PAYABLES		8,905,137	5,572,154	3,538,048
TAXES PAYABLE		1,325,773	2,443,268	2,211,626
	INCOME TAX PAYABLE	0	219,060	0
	OTHER TAXES PAYABLE	1,325,773	2,224,208	2,211,626
OTHERS CURRENT LIABILITIES		12,878,702	12,176,534	11,807,530
	INTEREST PAYABLE	634,861	630,490	936,516
	DERIVATIVE FINANCIAL INSTRUMENTS	1,496,359	1,547,054	848,824
	ADVANCES AND DEPOSITS FROM CUSTOMERS	83,698	26,269	94,572
	OTHER DEFERRED REVENUE	1,195,614	889,824	1,005,480
	EMPLOYEE BENEFITS	5,029,015	5,454,440	5,319,547
	PROVISIONS	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	OTHERS	4,439,155	3,628,457	3,602,591
TOTAL NON-CURRENT LIABILITIES		75,862,379	77,822,685	99,284,351
BANK LOANS		15,116,479	20,624,954	35,750,038
STOCK MARKET LOANS		34,131,014	41,944,459	47,355,416
OTHER LIABILITIES WITH COST		9,870,000	0	0
DEFERRED TAX LIABILITIES		15,616,261	14,641,399	15,721,097
OTHERS NON-CURRENT LIABILITIES		1,128,625	611,873	457,800
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
	ADVANCES AND DEPOSITS FROM CUSTOMERS	0	0	0
	OTHER DEFERRED REVENUE	1,128,625	611,873	457,800
	EMPLOYEE BENEFITS	0	0	0
	PROVISIONS	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	OTHERS	0	0	0
TOTAL EQUITY		49,113,400	45,774,979	40,191,209
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT		48,779,238	45,465,622	40,149,119
NON-CONTROLLING INTERESTS		334,162	309,357	42,090
CAPITAL STOCK		5,441,295	5,467,035	5,473,815
SHARES REPURCHASED		0	0	0
PREMIUM ON ISSUANCE OF SHARES		0	0	0
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES		0	0	0
OTHER CAPITAL CONTRIBUTED		0	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)		43,435,716	39,885,706	33,942,104
	LEGAL RESERVE	1,094,763	1,094,763	1,094,763
	OTHER RESERVES	0	0	0
	RETAINED EARNINGS	21,407,194	17,250,305	26,130,709
	NET INCOME FOR THE YEAR	14,581,674	15,188,553	0
	OTHERS	6,352,085	6,352,085	6,716,632
OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE		(97,773)	112,881	733,200
	REVALUATION SURPLUS	0	0	0
	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0
	FOREING CURRENCY TRANSLATION	162,310	55,366	0
	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0
	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	(260,083)	57,515	733,200
	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
	SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0
	OTHER COMPREHENSIVE INCOME	0	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

- INFORMATIONAL DATA -

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
	Amount	Amount	Amount
	4Q 2011	4Q 2010	4Q 2009
SHORT-TERM FOREIGN CURRENCY LIABILITIES	12,452,966	10,124,601	18,294,695
LONG TERM FOREIGN CURRENCY LIABILITIES	28,147,493	36,669,413	52,705,454
CAPITAL STOCK (NOMINAL)	77,843	78,398	78,545
RESTATEMENT OF CAPITAL STOCK	5,363,452	5,388,637	5,395,270
PENSIONS AND SENIORITY PREMIUMS	0	0	0
NUMBER OF EXECUTIVES (*)	81	83	84
NUMBER OF EMPLOYEES (*)	9,769	9,260	9,269
NUMBER OF WORKERS (*)	41,227	42,719	43,593
OUTSTANDING SHARES (*)	18,029,500,000	18,158,000,000	18,191,892,260
REPURCHASED SHARES (*)	128,500,000	33,892,260	0
RESTRICTED CASH (1)	0	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		4Q 2011		4Q 2010
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE NET		112,066,058	29,142,894	113,562,108	27,957,923
	SERVICES	104,999,346	27,024,771	106,818,319	26,144,932
	SALE OF ASSETS	4,688,957	1,234,177	4,588,050	1,132,645
	INTERESTS	0	0	0	0
	ROYALTIES	0	0	0	0
	DIVIDENDS	0	0	0	0
	LEASES	0	0	0	0
	OTHER	2,377,755	883,946	2,155,739	680,346
COST OF SALES		61,210,521	16,360,459	62,061,386	15,346,681
GENERAL EXPENSES		22,769,245	5,660,869	22,876,379	5,984,577
PROFIT (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET		28,086,292	7,121,566	28,624,343	6,626,665
OTHER INCOME (EXPENSE), NET		(1,504,204)	(187,622)	(565,366)	142,162
OPERATING PROFIT (LOSS) (*)		26,582,088	6,933,944	28,058,977	6,768,827
FINANCE INCOME		3,453,473	1,197,000	3,183,971	649,550
	INTEREST INCOME	385,767	96,984	583,761	179,921
	GAIN ON FOREIGN EXCHANGE, NET	0	0	2,600,210	469,629
	GAIN ON DERIVATIVES, NET	3,067,706	1,100,016	0	0
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS		8,214,856	2,262,941	7,937,967	1,495,265
	INTEREST EXPENSE	3,057,553	790,498	3,537,733	841,704
	LOSS ON FOREIGN EXCHANGE, NET	4,818,470	1,472,443	0	0
	LOSS ON DERIVATIVES, NET	0	0	4,400,234	653,561
	REPAYMENT OF EXPENSES FOR ISSUE	0	0	0	0
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE COSTS	338,833	0	0	0
FINANCE INCOME (COSTS) NET		(4,761,383)	(1,065,941)	(4,753,996)	(845,715)
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES		115,071	43,015	195,910	46,562
PROFIT (LOSS) BEFORE INCOME TAX		21,935,776	5,911,018	23,500,891	5,969,674
INCOME TAX EXPENSE		7,333,209	1,822,295	8,325,045	2,595,681
	CURRENT TAX	6,234,836	1,779,747	9,269,487	2,782,561
	DEFERRED TAX	1,098,373	42,548	(944,442)	(186,880)
PROFIT (LOSS) FROM CONTINUING OPERATIONS		14,602,567	4,088,723	15,175,846	3,373,993
DISCONTINUED OPERATIONS		0	0	0	0
PROFIT (LOSS), NET		14,602,567	4,088,723	15,175,846	3,373,993
PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		20,893	4,384	(12,707)	7,067
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT		14,581,674	4,084,339	15,188,553	3,366,926

BASIC EARNINGS (LOSS) PER SHARE		0.81	0.23	0.84	0.18
DILUTED EARNINGS (LOSS) PER SHARE		0.00	0.00	0.00	0.00

(1) This concept must be filled when they are given assurances that affect cash and cash equivalents

(*) DATA UNITS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) –

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	4Q 2011		4Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
PROFIT (LOSS), NET	14,602,567	4,088,723	15,175,846	3,373,993
REVALUATION SURPLUS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
FOREING CURRENCY TRANSLATION	110,856	53,830	55,366	1,274
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	(317,598)	(769,752)	(675,685)	(592,348)
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE ITEMS	(206,742)	(715,922)	(620,319)	(591,074)
TOTAL COMPREHENSIVE INCOME	14,395,825	3,372,801	14,555,527	2,782,919
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	14,371,020	3,364,506	14,568,234	2,775,852
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	24,805	8,295	(12,707)	7,067

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA –

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	4Q 2011		4Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	16,548,528	4,136,114	16,920,793	4,223,575
EMPLOYEES PROFIT SHARING EXPENSES	1,693,372	(2,761,717)	1,998,105	(4,488,821)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA (12 MONTHS)-

FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
	4Q 2011	4Q 2010
REVENUE NET (**)	112,066,058	113,562,108
PROFIT (LOSS) FROM OPERATION (**)	26,582,088	28,058,977
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	14,581,674	15,188,553
PROFIT (LOSS), NET (**)	14,602,567	15,175,846
OPERATING DEPRECIATION AND AMORTIZATION (**)	16,548,528	16,920,793

(**) Information of the last twelve months.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
ACTIVITIES OF OPERATION
PROFIT (LOSS) BEFORE INCOME TAX		21,935,776	23,500,891
+(-) ITEMS NOT REQUIRING CASH		7,216,601	7,463,275
	+ ESTIMATE FOR THE PERIOD	88,015	101,462
	+ PROVISION FOR THE PERIOD	7,128,586	7,361,813
	+(-) OTHER UNREALIZED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES		16,821,319	16,951,664
	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	16,936,390	17,500,371
	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	(115,071)	(195,910)
	(-) DIVIDENDS RECEIVED	0	0
	(-) INTEREST INCOME	0	0
	(-) EXCHANGE FLUCTUATION	0	0
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	(352,797)
+(-) ITEMS RELATED TO FINANCING ACTIVITIES		5,102,682	5,085,318
	(+) ACCRUED INTEREST	3,057,553	3,537,734
	(+) EXCHANGE FLUCTUATION	4,774,002	(2,852,652)
	(+) DERIVATIVE TRANSACTIONS	(3,067,706)	4,400,236
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	338,833	0
CASH FLOW BEFORE INCOME TAX		51,076,378	53,001,148
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES		(23,914,241)	(13,434,151)
	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(309,557)	807,755
	+(-) DECREASE (INCREASE) IN INVENTORIES	200,519	(335,477)
	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(2,567,721)	992,359
	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	1,657,031	580,475
	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(13,194,724)	(8,562,388)
	+(-) INCOME TAXES PAID OR RETURNED	(9,699,789)	(6,916,875)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		27,162,137	39,566,997
INVESTMENT ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES		(14,223,579)	(8,858,862)
	(-) PERMANENT INVESTMENTS	0	0
	+ DISPOSITION OF PERMANENT INVESTMENTS	0	669,387
	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(14,211,587)	(9,362,448)
	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	(-) TEMPORARY INVESTMENTS	0	0
	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
	(-) INVESTMENT IN INTANGIBLE ASSETS	(15,983)	(6,620)
	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
	(-) ACQUISITIONS OF JOINT VENTURES	0	(285,181)
	+ DISPOSITIONS OF JOINT VENTURES	0	0
	+ DIVIDEND RECEIVED	3,991	126,000
	+ INTEREST RECEIVED	0	0
	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
	+(-) OTHER ITEMS	0	0
FINANCING ACTIVITIES
NET CASH FLOW FROM FINANCING ACTIVITIES		(18,637,019)	(37,594,438)
	+ BANK FINANCING	35,000	46,000
	+ STOCK MARKET FINANCING	1,000,000	1,500,000
	+ OTHER FINANCING	17,600,000	8,589,980
	(-) BANK FINANCING AMORTIZATION	(1,782,548)	(19,459,153)
	(-) STOCK MARKET FINANCING AMORTIZATION	(9,903,641)	(13,794,140)
	(-) OTHER FINANCING AMORTIZATION	(14,452,250)	(2,474,400)
	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
	(-) DIVIDENDS PAID	(9,508,964)	(8,736,965)
	+ PREMIUM ON ISSUANCE OF SHARES	0	0
	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
	(-) INTEREST EXPENSE	(3,085,688)	(3,752,788)
	(-) REPURCHASE OF SHARES	(1,358,773)	(339,822)
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	2,819,845	826,850
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,698,461)	(6,886,303)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		0	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,493,465	14,379,768
CASH AND CASH EQUIVALENTS AT END OF PERIOD		1,795,004	7,493,465

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Mexican Pesos)

Final printing

---

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	PROFITS OR LOSSES ACCUMULATED		OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT OCTOBER 1st, 2010	5,473,815	0	0	0	0	1,094,763	32,847,341	733,200	40,149,119	42,090	40,191,209
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	0	0	0	(8,911,909)	0	(8,911,909)	0	(8,911,909)
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	(6,780)	0	0	0	0	0	(333,042)	0	(339,822)	0	(339,822)
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	279,976	279,976
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (1)	0	0	0	0	0	0	15,188,553	(620,319)	14,568,234	(12,709)	14,555,525
BALANCE AT DECEMBER 31th,2010	5,467,035	0	0	0	0	1,094,763	38,790,943	112,881	45,465,622	309,357	45,774,979

BALANCE AT OCTOBER 1st, 2011	5,467,035	0	0	0	0	1,094,763	38,790,943	112,881	45,465,622	309,357	45,774,979
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	0	0	0	(9,698,631)	0	(9,698,631)	0	(9,698,631)
(DECREASE) INCREASE CAPITAL	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	(25,740)	0	0	0	0	0	(1,333,033)	0	(1,358,773)	0	(1,358,773)
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (1)	0	0	0	0	0	0	14,581,674	(210,654)	14,371,020	24,805	14,395,825
BALANCE AT DECEMBER 31th,2011	5,441,295	0	0	0	0	1,094,763	42,340,953	(97,773)	48,779,238	334,162	49,113,400

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Final printing

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Highlights

4th Quarter 2011

· At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

o Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

o Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

· Countries around the world are experiencing a continuing decrease in penetration of fixed lines. In a market of approximately 19.3 million fixed lines, TELMEX has a market share of 76.9% if public telephony, Telmex Social and prepaid lines that are mainly in rural areas are included. This market share is below the average of 85.7% for the 35 most representative countries ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ).

· Regarding our high speed Internet access service infinitum , we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

· infinitum’ s growth has been supported by the sa le of 3.2 m illion computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the pop ul ation.

· In 2012, for the twelfth consecutive year, TELMEX will continue reducing the price of our services to suppo r t Mexican families and enterprises. With this commitment, TELMEX passes to our customers the benefits of high efficiency and productivity that the company has worked to achieve in recent years.

· Across TELMEX, we continue to evolve our telecommunications platform. We are making investments to keep us at the forefront of technological development with the most reliable, efficient and secure state-of-the-art technology network available in the market, in order to offer int e grated products and services, at attractive prices and with world-class quality.

· TELMEX drives education and digital culture in the country and has benefited more than 2.8 million students, teachers and parents in cooperation with institutions and the governments of all 32 Mexican states. Among important results to highlight are 3,500 Casas, Aulas , (TELMEX Computer Halls) and Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) where training in information technologies is provided, Also, Inttelmex IT provides post-graduate studies in IT, with the purpose of training specialists to lead technological change in public institutions and private companies. INTTELMEX IT is recognized by the SEP (Mexico’s Education Ministry) and endorsed by MIT. Additionally, we launched the technological platform “ Académica ” Innovación Tecnológica para la Educación Superior (Technological Innovation for Higher Education), which has entered into more than 170 agreements with higher-education institutions and has several digitized historical academic resources.

· R evenues in the fourth quarter totaled 29.143 billion pesos, an increase of 4.2 % compared with the same period of 2010, mainly due to an increase of 26.0% in data revenues, which include revenues from information technology projects that offset the 6.9% decrease from voice services.

· From October to December, adjusted EBITDA (1) totaled 11.348 billion pesos, producing a margin of 38.9%. Operating income totaled 6.934 billion pesos, with a margin of 23.8%.

· Net incom e in the fourth quarter totaled 4.085 billion pesos, 21.3% higher than in the year-earlier period. In the quarter, earnings per share were 22.6 Mexican cents, 22.2% higher than the same period of the previous year, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the fourth quarter of 2010.

· At the end of December, total debt was the equivalent of 5.136 billion dollars, 895 million dollars less than December 31, 2010. Total net debt (3) was equivalent to 5.008 billion dollars.

· Capital expenditures (Capex) were the equivalent of 588 million dollars i n the fourth quarter. Of this investment, 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA defined as operating income plus depreciation and amortization andother expenses, net. Go to www.telmex.com inthe Investor Relations section where you canfind the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

Tender Offer for TELMEX’s Shares

On December 19, 2011, TELMEX’s Extraordinary Shareholders Meeting approved to delist and/or cancel its American Depositary Shares (“ADSs”) from the New York Stock Exchange (NYSE), from the NASDAQ Capital Market (NASDAQ), from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex) and from other foreign markets, as well as to terminate its American Depositary Receipt “ADR” program.

Recently, TELMEX filed Form 25 in the NYSE and NASDAQ which will soon end trading of TELMEX’s shares in those markets. On January 31, 2012 TELMEX ended trading its shares in the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex).

It is important to highlight that TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange).TELMEX and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

Operating Results

Lines and local traffic

At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

– Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

– Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

During the fourth quarter, local calls decreased 8.9% comp ared with the same period of 2010, totaling 4.258 billion. The decline reflected the lower nu mb er of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.1% compared with the same quarter of 2010, totaling 4.350 billion minutes, mainly due to, among other factors, the decrease in termination traffic with other cellular telephony operators and less traffic because of the decrease of billed lines.

In the quarter, outgoing international long distance (ILD) traffic increased 3.3% compared with the fourth quarter of 2010, totaling 381 million minutes. Among other factors contributing to this increase was higher termination traffic from cellular operators. Incoming international long distance traffic rose 29.3% compared with the fourth quarter of 2010, totaling 2.604 billion minutes. The incoming-outgoing ratio was 6.8 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.816 billion minutes, 2.5% higher than the same quarter of 2010, due to the 9.8% increase in interconnection traffic with long distance and cellular operators, partially offset by the 3.7% decrease in traffic related to calling party pays services.

Internet access

Regarding our high speed Internet access service infinitum, we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 (Bank of America Merrill Lynch, Global Wireline Matrix 2011) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

infinitum’ s growth has been supported by the sa le of 3.2 m illion computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the pop ul ation.

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the fourth quarter, revenues totaled 29.143 billion pesos, an increase of 4.2% compared with the same period of the previous year. Revenues related to data services, information technologies and other revenues from Tiendas TELMEX (TELMEX Stores) increased 26.0% and 16.8%, respectively. Revenues related to voice services decreased 6.9% compared with the previous year’s fourth quarter.

  Local: Local service revenues totaled 9.412 billion pesos in the quarter, a decrease of 6.0% compared with the fourth quarter of 2010, due to decreases of 6.4% in revenue per local billed call and 8.9% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 2.800 billion pesos, 6.3% lower than the fourth quarter of 2010, due to, among other factors, the 2.1% decrease in termination traffic with cellular operators and the 4.2% decrease in average revenue per minute.

  ILD: ILD revenues totaled 1.573 billion pesos in the fourth quarter, an increase of 15.7% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 745 million pesos, 2.0% higher than the fourth quarter of 2010. Contributing factors included the 1.3% decrease in average revenue per minute and the 3.3% increase in outgoing traffic. Incoming international long distance traffic revenues totaled 829 million pesos, a 31.9% increase compared with the fourth quarter of 2010, mainly due to the increase of 29.3% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 18.5% to 2.951 billion pesos compared with the fourth quarter of 2010, due to the 3.7% decline in calling party pays traffic services and the decrease of 12.6% in average revenue of these services.

  Data: Revenues from data services in the fourth quarter were 10.288 billion pesos, 26.0% higher compared with the same quarter of 2010. This growth was supported by revenues related with a security project and information technologies, ongoing marketing of value-added services for the corporate market and to the increase of 8.1% in Internet access infinitum services.

Costs and expenses: In the fourth quarter of 2011, total costs and expenses were 22.209 billion pesos, 4.8% higher than the same period of the previous year, mainly due to expenses related to the security projects and information technologies. Those costs were offset bythe reduction in the amount paid to cellular telephony companies.

  Co st of sales and services: In the fourth quarter, cost of sales and services increased 27.5% compared with the same period of 2010, totaling 10.879 billion pesos, due to higher costs related to projects for corporate customers, in particular the security project and information technologies, and to higher maintenance and operating expenses for our telecommunications services .

  Commercial, administrative and general: In the period from October to December 2011, commercial, administrative and general expenses totaled 5.571 billion pesos, 4.0% lower than the same period a year ago, because of lower charges for uncollectables .

  Interconnection: Interconnection costs were 1.345 billion pesos, a decrease of 48.1% compared with the fourth quarter of 2010 due to the 47.5% reduction in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties, and the decrease of 3.7% in calling party pays traffic.

  Depreciation and amo rtization: In the quarter, depreciation and amortization decreased 4.0% compared with the fourth quarter of 2010, to 4.226 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and o perating income : Adjusted EBITDA (1) totaled 11.348 billion pesos in the fourth quarter of 2011, an increase of 2.9% compared with the same period of the prior year. The adjusted EBITDA margin was 38.9%. Operating income totaled 6.934 billion pesos in the fourth quarter and the operating margin was 23.8%.

Financing cost: In the fourth quarter, financing co st produced a charge of 1.066 billion pesos. This was a result of: i) a net interest charge of 928 million pesos, 11.5% higher than the same quarter of last year, related to recognition of the market value of interest rate swaps, partially offset by debt reduction, and ii) a net exchange loss of 138 million pesos because of the fourth-quarter exchange rate depre ciation of 0.557 pesos per dollar and the 2.101 billion dollars in dollar-peso hedges in effect at December 31, 2011.

Net income: In the fourth quarter, net income attributable to controlling interest was 4.085 billion pesos, 21.3% higher than the same period of the previous year. Earnings per share were 22.6 Mexican cents, 22.2% higher than the fourth quarter of 2010, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the same period of the previous year.

Investments: In the fourth quarter of 2011 , capital expenditures (Capex) were the equivalent of 588 million dollars, of which 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Debt: Total debt at December 31, 2011, was the equivalent of 5.136 billion dollars, 895 million dollars less than in 2010. Of this total, 82.3% is long-term, 52.2% has fixed rates taking interest rate swaps into consideration, and 50.1% is in foreign currency, equivalent to 2.573 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2011, we had dollar-peso hedges for 2.101 billion dollars.

Total net debt (3) was equivalent to 5.008 billion dollars at year-end 2011, a decrease of 417 million dollars compared with year-end 2010.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2011 and 2010.

Mexico Local Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Access, rent and measured service	P.	9.348	P.	9.970	(6,2)	P.	38.257	P.	40.727	(6,1)
LADA interconnection		1.345		1.180	14,0		4.807		4.749	1,2
Interconnection with operators		146		339	(56,9)		883		1.491	(40,8)
Interconnection with cellular operators		2.070		2.464	(16,0)		8.400		10.059	(16,5)
Other		4.434		3.357	32,1		15.974		14.801	7,9
Total		17.343		17.310	0,2		68.321		71.827	(4,9)

Costs and expenses
Cost of sales and services		6.350		6.211	2,2		25.420		24.184	5,1
Commercial, administrative and general		3.716		4.163	(10,7)		16.450		17.374	(5,3)
Interconnection		601		1.602	(62,5)		3.420		6.483	(47,2)
Depreciation and amortization		2.210		2.311	(4,4)		9.120		9.335	(2,3)
Other expenses, net		164		160	2,5		1.086		663	63,8
Total		13.041		14.447	(9,7)		55.496		58.039	(4,4)

Operating income	P.	4.302	P.	2.863	50,3	P.	12.825	P.	13.788	(7,0)

Adjusted EBITDA (1)	P.	6.676	P.	5.334	25,2	P.	23.031	P.	23.786	(3,2)

Adjusted EBITDA margin (%)		38,5		30,8	7,7		33,7		33,1	0,6
Operating margin (%)		24,8		16,5	8,3		18,8		19,2	(0,4)

Mexico Long Distance Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Domestic long distance	P.	3.200	P.	3.636	(12,0)	P.	13.715	P.	14.650	(6,4)
International long distance		1.566		1.269	23,4		5.896		5.406	9,1
Total		4.766		4.905	(2,8)		19.611		20.056	(2,2)

Costs and expenses
Cost of sales and services		1.346		1.165	15,5		4.883		4.535	7,7
Commercial, administrative and general		1.213		1.232	(1,5)		4.983		4.998	(0,3)
Interconnection to the local network		1.649		1.767	(6,7)		6.559		7.203	(8,9)
Depreciation and amortization		399		421	(5,2)		1.604		1.698	(5,5)
Other expenses, net		22		23	(4,3)		149		94	58,5
Total		4.629		4.608	0,5		18.178		18.528	(1,9)

Operating income	P.	137	P.	297	(53,9)	P.	1.433	P.	1.528	(6,2)

Adjusted EBITDA (1)	P.	558	P.	741	(24,7)	P.	3.186	P.	3.320	(4,0)

Adjusted EBITDA margin (%)		11,7		15,1	(3,4)		16,2		16,6	(0,4)
Operating margin (%)		2,9		6,1	(3,2)		7,3		7,6	(0,3)

(*) Higher than 300%

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Final printing

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to unaudited condensed consolidated financial statements

Years ended December 31, 2011 and 2010

(In thousands of Mexican pesos)

1. Reporting entity

a) Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eleven years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

b) On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder) and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom by means of a first public exchange offer, thus, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX by then. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil.

On October 11, 2011, América Móvil launched two concurrent public exchange offers to acquire the outstanding shares of TELMEX, which was not the direct or indirect holder. On November 11, 2011, América Móvil concluded the public exchange offer to acquire the shares, and as a result of that offer, its direct and indirect ownership of the outstanding shares of TELMEX increases in 92.99%.

On December 19, 2011, TELMEX’s Extraordinary Shareholders Meeting approved to delist and/or cancel its American Depositary Shares (“ADSs”) from the New York Stock Exchange (NYSE), from the NASDAQ Capital Market (NASDAQ), from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex) and from other foreign markets, as well as to terminate its American Depositary Receipt “ADR” program.

Recently, TELMEX filed Form 25 in the NYSE and NASDAQ which will soon end trading of TELMEX’s shares in those markets. On January 31, 2012 TELMEX ended trading its shares in the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex).

It is important to highlight that TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange).TELMEX and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

c) At an extraordinary meeting held on April 4, 2011, the stockholders approved a corporate restructuring, through the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas, where fixed telephony competitors do not invest. The subsidiary will be named Telmex Social.

The restructuring is subject, if needed, to the approval of the Communications Ministry (Secretaría de Comunicaciones y Transportes, or SCT), as well as the authorization and confirmation of the rest of the corresponding authorities and governmental entities.

d) The corporate offices of the Company are located on Parque Vía 190, Colonia Cuauhtémoc, 06599 México D.F., México.

2. First-time Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission (BMV and CNBV), decided to adopt IFRS as issued by the IASB as of December 31, 2011,using a transition date as of January 1, 2010. In the following paragraphs, the effects of initial adoption to IFRS are explained and a reconciliation between Mexican Financial Reporting Standards (Mexican FRS) and IFRS is presented. Mexican FRS are the financial reporting standards under which the Company was obliged to prepare its financial information until December 31, 2010.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" provides a number of optional exemptions from the general requirement for full retrospective application of the IFRSs, in specified areas where the cost of complying with them would be likely to exceed the benefits to users of financial statements.

It also establishes a number of mandatory exemptions that prohibit retrospective application of IFRS in some areas, particularly where retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

TELMEX has applied the mandatory exemptions included in IFRS 1 regarding to retrospective application of other IFRS at the transition date, which relate to the following items:

1. Accounting estimates

2. Derecognition of financial assets and financial liabilities

3. Hedge accounting

4. Non-controlling interests

5. Classification and measurement of financial assets

The optional exemptions adopted by the Company are set out below:

A) Deemed cost

In accordance with IFRS 1, “an entity may elect to measure an item of property, plant and equipment at fair value at the date of its transition to IFRS and use that fair value as its deemed cost at that date”.

“ A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a) fair value; or

(b) cost or depreciated cost under IFRS, adjusted to reflect, for example, changes in a general or specific price index”.

TELMEX has decided to use as deemed cost at the date of transition, the revalued amount of its plant, property and equipment performed under Mexican FRS, which includes effects of inflation through December 31, 2007 and subsequent additions at historical cost.

B) Employee benefits

Cumulative actuarial losses

In accordance with IAS 19, “Employee benefits”, an entity may elect to use a ‘corridor’ approach that leaves some actuarial gains and losses unrecognised. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRSs into a recognised portion and an unrecognised portion.

However, a first-time adopter may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRSs, even if it uses the corridor approach for later actuarial gains and losses

TELMEX elected to apply the “corridor” approach retrospectively and therefore deferred the recognition of actuarial gains and losses in conformity with international standard, resulting in a decrease in net projected asset of P.1,216,055 at the date of transition to IFRSs.

Deferred employee profit sharing

NIF D-3, “Employee benefits”, requires the recognition of deferred employee profit sharing on financial statements while IFRS does not establish guidelines for its recognition. Therefore, the Company canceled the deferred employee profit sharing liability of P3,954,136 at the date of transition to IFRSs.

Termination benefits

NIF D-3 requires the recognition of actuarial provision for termination benefits of employment other reasons different of restructuring, while IFRSs don’t address this issue. Because of this, TELMEX canceled a termination benefits provision of P.159,377 at the date of transition to IFRSs.

C) Recognition of effects of inflation

IAS 29 "Financial reporting in hyperinflationary economies" requires the recognition of the effects of inflation on financial information when the entity operates in a hyperinflationary economic environment, which one of its features is that the cumulative inflation rate over three years approaches, or exceeds 100%.

The last three years in which Mexico was no longer a hyperinflationary economy was the period from 1996 to 1998, whereby the Company eliminated the inflation in the rest of its non-monetary assets and liabilities, as well as items of capital stock and legal reserve, recognised under Mexican FRS from January 1, 1999 to December 31, 2007.

D) Cumulative translation differences

In accordance with IFRS 1, a first-time adopter need not comply with the requirements of IAS 21 "The effects of changes in foreign exchange rates". TELMEX used this exemption therefore considered null the effect of translation of foreign entities at the date of transition to IFRSs, which at that time was of P.134,550, net of deferred taxes.

E) Risk of the party and counterparty

IAS 39, “Financial instruments: Recognition and Measurement”, requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican FRS to IFRS, TELMEX adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to TELMEX’s “own credit risk” and derivative counterparty default risk, which at the date of transition amounted P.137,113.

F) Deferred tax

As a result of the exemptions as well as the differences described above, were affected the carrying value of certain assets and liabilities, therefore deferred taxes were recalculated using the guidelines of IAS 12 "Income taxes", resulting in an increase of P.661,039 in deferred tax liability at the date of transition to IFRSs.

Reconciliations of Equity reported under Mexican FRS to Equity under IFRSs (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	Opening IFRS	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	As at January 1, 2010 (date of transition)			Year ended December 31, 2010
Assets
Current assets:
Cash and cash equivalents		P. 14,379,768		P. 14,379,768	P. 7,493,465		P. 7,493,465
Accounts receivable, net		20,425,556		20,425,556	17,118,359		17,118,359
Derivative financial instruments	E	12,225,550	(137,113)	12,088,437	6,957,018	(261,119)	6,695,899
Inventories for sale, net		1,448,102		1,448,102	1,783,579		1,783,579
Prepaid expenses and others	C	3,303,275	4,662	3,307,937	3,121,994	15,858	3,137,852
Total current assets		51,782,251	(132,451)	51,649,800	36,474,415	(245,261)	36,229,154

Plant, property and equipment, net		106,047,642		106,047,642	99,421,332		99,421,332
Licenses and trademarks, net	C	918,341	(178,938)	739,403	1,307,517	(157,274)	1,150,243
Equity investments		1,775,380	(33,430)	1,741,950	1,392,042	(2,623)	1,389,419
Net projected asset	B	16,430,857	(1,216,055)	15,214,802	17,342,200	(1,051,832)	16,290,368
Goodwill					103,289		103,289
Deferred charges and prepaid expenses, net	C	1,442,330	(34,269)	1,408,061	1,183,363	(26,016)	1,157,347
Total assets		P. 178,396,801	(1,595,143)	P. 176,801,658	P. 157,224,158	(1,483,006)	P. 155,741,152

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt		P. 19,768,894		P. 19,768,894	P. 11,951,532		P. 11,951,532
Accounts payable and accrued liabilities	E	14,245,612	(86)	14,245,526	16,846,836	(14,241)	16,832,595
Taxes payable		2,211,626		2,211,626	2,443,268		2,443,268
Deferred revenues	C	1,104,175	(4,123)	1,100,052	917,377	(1,284)	916,093
Total current liabilities		37,330,307	(4,209)	37,326,098	32,159,013	(15,525)	32,143,488

Long term-debt		83,105,454		83,105,454	62,569,413		62,569,413
Labor obligations	B	4,113,513	(4,113,513)		3,516,686	(3,516,686)
Deferred taxes	F	15,060,058	661,039	15,721,097	14,132,763	508,636	14,641,399
Deferred revenues	C	466,696	(8,896)	457,800	622,351	(10,478)	611,873
Total liabilities		140,076,028	(3,465,579)	136,610,449	113,000,226	(3,034,053)	109,966,173

Stockholders’ equity:
Capital stock	C	9,020,300	(3,546,485)	5,473,815	9,008,985	(3,541,950)	5,467,035
Retained earnings:
Prior years	C	28,375,768	(785,749)	27,590,019	19,135,353	(790,285)	18,345,068
Initial effect of IFRS adoption			6,352,085	6,352,085		6,352,085	6,352,085
Current year					15,384,162	(195,609)	15,188,553
		28,375,768	5,566,336	33,942,104	34,519,515	5,366,191	39,885,706
Accumulated other comprehensive income items	B, D, E	883,225	(150,025)	733,200	386,109	(273,228)	112,881
Controlling interest		38,279,293	1,869,826	40,149,119	43,914,609	1,551,013	45,465,622
Noncontrolling interest		41,480	610	42,090	309,323	34	309,357
Total stockholders’ equity		38,320,773	1,870,436	40,191,209	44,223,932	1,551,047	45,774,979
Total liabilities and stockholders’ equity		P. 178,396,801	(1,595,143)	P. 176,801,658	P. 157,224,158	(1,483,006)	P. 155,741,152

Reconciliations of Profit under Mexican FRS to Profit under IFRS (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	For the year ended December 31, 2010
Operating revenues:
Local service		P. 41,006,772		P. 41,006,772
Long distance service:
Domestic		12264837		12,264,837
International		5646278		5,646,278
Interconnection service		15022721		15,022,721
Data	C	32878968	-1257	32,877,711
Other		6743789		6,743,789
		113563365	-1257	113,562,108
Operating costs and expenses:
Cost of sales and services	B, C	34710580	-131040	34,579,540
Commercial, administrative and general expenses	B, C	22351181	-54380	22,296,801
Interconnection		10561053		10,561,053
Depreciation and amortization	C	17523330	-22959	17,500,371
Other expenses, net	B		565366	565,366
		85146144	356987	85,503,131
Operating income		28417221	-358244	28,058,977

Other expenses (income), net	B	78337	-78337

Financing cost:
Interest income		-583761		(583,761)
Interest expense	C	5733627	-1400	5,732,227
Exchange gain, net		-394470		(394,470)
		4755396	-1400	4,753,996

Equity interest in net income of affiliates		195910		195,910

Income before taxes on profits		23779398	-278507	23,500,891
Provision for income tax	F	8407940	-82895	8,325,045
Net income		P. 15,371,458	-195612	P. 15,175,846

Distribution of net income:
Controlling interest		P. 15,384,162	-195609	P. 15,188,553
Noncontrolling interest		-12704	-3	(12,707)
		P. 15,371,458	-195612	P. 15,175,846

3. Basis of presentation of financial statements and accounting rules

3.1 Basis of preparation

The accompanying financial statements are prepared in accordance with IAS 34, as explained in the next paragraph. The complete set of notes in accordance with IAS 1 "Presentation of Financial Statements" will be reported in the audited financial statements.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS 34) “ Interim Financial Reporting” , issued by the International Accounting Standards Board (IASB). These are the Company’s first condensed consolidated interim financial statements prepared in conformity with IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 “ First-time Adoption of International Financial Reporting Standards has been applied. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

In preparing these condensed consolidated interim financial statements the Company has applied IFRS and current interpretations, which are subject to changes issued by the IASB. Therefore, until the Company prepares its first complete set of financial statements under IFRS at December 31, 2011, there is the possibility that comparative consolidated financial statements be adjusted.

3.2 Basis of consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which TELMEX obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

The principal subsidiaries included in the consolidated financial statements are listed below:

		% equity interest at
Company	Country	December 31,
		2011	2010
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	México	100%	100%
Alquiladora de Casas, S.A. de C.V.	México	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	México	100%	100%
Consorcio Red Uno, S.A. de C.V.	México	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	México	100%	100%
Uninet, S.A. de C.V.	México	100%	100%
Telmex USA, L.L.C.	E.U.A.	100%	100%

3.3 Translation of financial statements of foreign subsidiary

The financial statements of the foreign subsidiary are consolidated once the financial statements have been adjusted to conform to IFRS in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of the foreign subsidiary are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

3.4 Significant accounting policies and practices

The accounting policies applied by the Company in these consolidated interim financial statements are the same as applied in its financial statements at December 31, 2010, except for those who may be modified as a result of first-time adoption of IFRS.

a) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

b) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

c) Cash and cash equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

d) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the year ended December 31, 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

f) Inventories

Inventories for sale are valued at average cost. The carrying value of inventories is not in excess of their net realizable value.

g) Plant, property and equipment

Plant, property and equipment are recognized at cost minus accumulated depreciation and any impairment losses. Cost includes purchase price plus expenses directly attributable to the asset in order to bring it to the location and condition to be operated in the intended manner.

The Company has decided to use as deemed cost at the date of transition, the revalued cost of property, plant and equipment determined in conformity with Mexican FRS at December 31, 2009 (which includes the effects of inflation through December 31, 2007).

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets.

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

An item of plant, property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

Inventories for the operation of the telephone plant are valued at average cost, which is not in excess of their net realizable value.

h) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

i) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a sixteen-year period.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value of acquisition date and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for noncontrolling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

k) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

l) Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method.

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

m) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

n) Taxes on profits

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred tax

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

o) Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the period. In determining the weighted-average number of shares outstanding during the period, shares repurchased by the Company have been excluded.

p) Concentration of risk

The Company’s principal financial instruments consist of senior notes, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company has financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

q) Segments

Segment information is presented based on information used by the Company in its decision-making processes.

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

  Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

  Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

  Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

  The services being disclosed include the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

  Interconnection with cellular operators includes revenues from calling party pays.

r) New accounting pronouncements

Amendments to standards applicable in 2011, which could affect TELMEX’s accounting policies:

  IAS 24 (revised), Related parties – Disclosures.

  IFRS 7 (amendments), Financial instruments – Disclosures on transfers of financial assets.

  Improvements to IFRS.

The following are those new and revised standards issued, which the Company expects to be applicable at a future date when these are effective:

  IFRS 10, Consolidated financial statements.

  IFRS 11, Joint arrangements.

  IFRS 12, Disclosure of interest in other entities.

  IFRS 13, Fair value measurement.

  IAS 27 (revised), Separate financial statements.

  IAS 28 (revised), Investments in associates and joint ventures.

  IAS 19 (revised), Employee benefits.

  IAS 1 (amendment), Financial statement presentation on other comprehensive income (OCI).

The Company is currently evaluating the impact of these new accounting pronouncements will have on its consolidated financial statements and notes.

4. Plant, Property and Equipment

During the year ended December 31, 2011, the Company made the following capital expenditures, before retirements:

	4Q11	% of	Amount	Budget	% of
	Oct-Dec	advance	exercised 2011	2011	advance
Data	P. 5,099,640	98.9	P. 10,010,843	P. 5,158,387	194.1
Internal plant	846,672	388.4	939,312	218,000	430.9
Networks	315,677	74.5	943,832	424,000	222.6
Transport networks	702,695	35.7	994,499	1,968,000	50.5
Systems	221,407	52.7	384,277	420,227	91.4
Other	904,633	35.5	1,759,502	2,547,000	69.1
Telmex USA	33,874	52.6	111,271	64,386	172.8
Total investment	P. 8,124,598	75.2	P. 15,143,536	P. 10,800,000	140.2

5. Debt

Short-term and long-term debt consists of the following:

	Weighted average interest rate at December 31,		Maturities from	Balance at December 31,
	2011	2010	2012 through	2011	2010
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	2019	P. 13,031,014	P. 16,044,459
Bank loans	0.9%	0.8%	2018	22,759,931	21,665,623
América Móvil		0.6%			6,178,550
Others	2.0%	2.0%	2022	177,115	186,313
Total debt denominated in foreign currency				35,968,060	44,074,945
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.4%	6.3%	2037	21,400,000	25,900,000
América Móvil	5.0%		2015	9,870,000
Bank loans	5.4%	5.5%	2012	55,000	46,000
Total debt denominated in Mexican pesos				35,825,000	30,446,000
Total debt				71,793,060	74,520,945
Less short-term debt and current portion of long-term debt				12,675,567	11,951,532
Long-term debt				P. 59,117,493	P. 62,569,413

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2011 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.6% at December 31, 2010).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31,
	2011	2010
Short term debt:
Bank loans	P. 55 ,000	P. 46 ,000
América Móvil		6 ,178,550
	55,000	6,224,550
Current portion of long-term debt:
Domestic senior notes	4,800,000	4500000
Bank loans	7 ,820,567	1 ,226,982
	12 ,620,567	5 ,726,982
Total	P. 12,675,567	P. 11,951,532

Senior notes:

At December 31, 2011, we had two outstanding senior notes denominated in US dollars, one for U.S.$554.8 million due in 2015 and the other for U.S.$377.4 million due in 2019 (equivalent, both together to P.13,031,014) and an outstanding senior note denominated in Mexican pesos for a total of P.4,500,000.

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 million of senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

There are two syndicated loans, one of them has an outstanding tranche of U.S.$700 million due in August 2013, while the other has an outstanding tranche of U.S.$250 million due in June 2012. These loans bear interest at a specified margin over the London Interbank Offered Rate (LIBOR). At December 31, 2011, these credits are equal to P.13,279,765 and are included under Bank loans (debt denominated in foreign currency).

Domestic senior notes (Certificados bursátiles):

All domestic senior notes are denominated in Mexican pesos; some bear fix-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (TIIE). At December 31, 2011, we had P.21,400,000 in outstanding domestic senior notes.

On July 7 and September 15, 2011, TELMEX repaid P.4,000,000 and P.500,000 in domestic senior notes that were issued in July, 2009 and September, 2006, respectively.

América Móvil:

In July, 2011, TELMEX entered a revolving credit line in pesos with América Móvil maturing in July, 2015. This loan bears interest with a 20-basis points margin over TIIE. During 2011, TELMEX made provisions for an amount of P.17,600,000 and made repayments for a total amount of P.6,230,000. In 2011, interest expense on this loan was P.116,086 (P.6,048 in 2010).

On December 27, 2011, América Móvil partially assigned the rights and obligations of principal amount P.11,370,000 to its subsidiary Sercotel, S.A. de C.V. (Sercotel). TELMEX repaid to Sercotel P.1,500,000 of this principal amount. The loan with América Móvil is still current.

Restrictions:

A portion of the above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Long-term debt maturities at December 31, 2011 are as follows:

Years

Amount
2013	P. 11,867,163
2014	8,986,152
2015	18,537,891
2016	7,179,120
2017 and thereafter	12,547,167
Total	P. 59,117,493

Derivative financial instruments and hedging activities :

At December 31, 2011 and 2010, the derivative financial instruments held by the Company are as follows:

	2011		2010
	Notional	Fair Value asset (liability)	Notional	Fair Value asset (liability)
Instrument	(in millons)		(in millons)
Cross currency swaps	U.S. $ 2,101	$6,115.00	U.S. $ 3,487	$6,696.00
Forwards dollar-peso			U.S. $ 40	(21)
Interes-rate swaps in pesos	$12,840.00	(1,497)	$16,649.00	-1526
Total		$4,618.00		$5,149.00

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

In March 2011, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due.

In September 2011, cross currency swaps in the equivalent of U.S.$135 million, which partially hedged the intercompany credit established with América Móvil with maturity in October 2011, were unwound.

In October 2011, cross currency swaps in the equivalent of U.S.$355 million, which partially hedged the intercompany credit established with América Móvil with maturity in October 2011, became due. In addition, cross currency swaps in the equivalent of JPY $19,891 million (equivalent to U.S.$259 million) which hedged the credit in Japanese Yens with maturity in 2014, were unwound.

In November 2011, cross currency swaps in the equivalent of U.S.$220 million, which partially hedged the bonds with maturity in 2015, were unwound.

At December 31, 2011, the Company had interest rate swaps in Mexican pesos for P.12,840 million to hedge the floating rate risk in local currency, fixing it at an average of 8.46%.

During the third quarter of 2011, interest rate swaps in the equivalent of P.3,809 million, which hedged the risk of floating rate in domestic currency, were restructured. This restructuring did not affect the results of the period.

No new derivative instruments were contracted.

In 2011, the change in the fair value of the cross currency swaps that offset the exchange loss on the foreign-currency denominated debt was a net credit of P.4,625,428 (net charge of P.2,108,445 in 2010).

In 2011, the Company recognized in interest expense a net charge for interest rate swaps of P.958,835 (net charge of P.1,687,679 in 2010).

In 2011, the ineffective portion of the cash flow hedges was a net expense of P.586,793 (P.506,815 in 2010), recognized in interest expense.

6. Related Parties

The most relevant transactions with related parties were as follows:

	For the years ended December 31,
	2011	2010
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets	P. 5,391,385	P. 2,948,738
Network maintenance services, insurance premiums, information technology services and others	3,272,222	2,877,506
Calling Party Pays interconnection fees and other telecommunication services	3,479,511	7,069,638
Cost of termination of international calls	765,562	730,292

Revenues:
Billing and colletion services, access to the telephone directory customer data base and others	1,720,494	1,830,032
Rental of private circuits and other telecommunications services	4,854,849	4,866,957
Revenues from termination of international calls	546,279	709,844

7. Stockholders’ Equity

a) Capital stock

At December 31, 2011, capital stock is represented by 18,030 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,158 million at December 31, 2010).

In 2011, the Company acquired 128.5 million Series “L” shares for P.1,358,773.

In 2010, the Company acquired 33.9 million Series “L” shares for P.339,746 and 6,906 Series “A” shares for P.76.

The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

b) Dividends

At a regular meeting held on April 28, 2011, the stockholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011 and in March 2012.

At a regular meeting held on April 29, 2010, the stockholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010 and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 28, 2009.

The cash dividends paid in 2011 and 2010 were P. 9,508,964 and P. 8,736,965, respectively.

8. Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 3. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
Decmber 31, 2011
Revenues:
External revenues	P. 56,577	P. 19,611	P. 35,878		P. 112,066
Intersegment revenues	11,744		801	P. (12,545)
Depreciation and amortization	9,120	1,604	6,212		16,936
Operating income	12,825	1,433	12,324		26,582
Segment assets	66,683	11,127	54,175		131,985

December 31, 2010
Revenues:
External revenues	P. 60,489	P. 20,056	P. 33,017		P. 113,562
Intersegment revenues	11,338		885	P. (12,223)
Depreciation and amortization	9,335	1,698	6,467		17,500
Operating income	13,788	1,528	12,743		28,059
Segment assets	65,321	10,647	40,520		116,488

Inter-segmental transactions are reported based on terms offered to third parties. Financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Final printing

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COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and U.S.A.	510,138,000	45.00	510,138	897,770
Centro Histórico de la Ciudad de México, SA de CV	Real State Services	16,004,000	12.79	80,020	103,458
TM and MS, L L C.	Internet portal (Prodigy MSN)	1	50.00	29,621	270,488
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	192,439

TOTAL INVESTMENT IN ASSOCIATES				775,516	1464155

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 4

BREAKDOWN OF CREDITS

(Thousands of Mexican Pesos)

Final printing

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CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2014	1.2098								152,009	152,009	50,318
MIZUHO CORPORATE BANK LTD(1)	YES	15/01/2007	10/03/2018	1.1543								885,327	885,327	885,327	885,327	1,281,302
NATIXIS (3)	YES	28/02/1986	31/03/2022	2.0000								26,859	26,860	26,861	26,860	69,675

SECURED

COMERCIAL BANKS

BANAMEX (4)	NO	28/06/2010	26/06/2012	5.3900		55,000
BANK OF AMERICA, N.A. (2)	YES	13/06/2008	13/06/2014	0.9310									279,574	419,361
BBVA BANCOMER,S.A. (6)	YES	12/02/2008	18/02/2014	0.5260										3,604,285
BBVA BANCOMER (2)	YES	30/06/2006	30/06/2012	0.8310								3,494,675
CITIBANK, N.A. (2)	YES	11/08/2006	11/08/2013	0.9060								3,261,697	6,523,393

OTHER

TOTAL BANKS						55,000						7,820,567	7,867,163	4,986,152	912,187	1,350,977

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET

LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)

UNSECURED
CERT. BURSAT TELMEX 02-4(3)	NO	31/05/2002	31/05/2012	10.2000		300,000
CERT. BURSAT TELMEX 07 (3)	NO	23/04/2007	16/03/2037	8.3600						5,000,000
CERT. BURSAT TELMEX 07-2 (4)	NO	23/04/2007	16/04/2012	4.6900		4,500,000
CERT. BURSAT TELMEX 08 (3)	NO	21/04/2008	05/04/2018	8.2700						1,600,000
CERT. BURSAT TELMEX 09-2 (4)	NO	10/07/2009	04/07/2013	5.7400			4,000,000
CERT. BURSAT TELMEX 09-3 (4)	NO	03/11/2009	30/10/2014	5.7400				4,000,000
CERT. BURSAT TELMEX 09-4 (4)	NO	03/11/2009	27/10/2016	6.0400						2,000,000
8 3/4 SENIOR NOTES PESOS (3)	YES	31/01/2006	31/01/2016	8.7500						4,500,000
5 1/2 SENIOR NOTES (3)	YES	27/01/2005	27/01/2015	5.5000											7,755,704
5 1/2 SENIOR NOTES (3)	YES	12/11/2009	15/11/2019	5.5000												5,275,310

SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT						4,800,000	4,000,000	4,000,000		13,100,000					7,755,704	5,275,310

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST

OTHER NON-CURRENT LIABILITIES WITH COST	NO	05/07/2011	03/07/2015						9,870,000

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST									9,870,000

SUPPLIERS

SUPPLIERS N.C.	NO					4,536,419
SUPPLIERS F.C.	YES											4,368,718

TOTAL SUPPLIERS						4,536,419						4,368,718

OTHER CURRENT AND NON-CURRENT LIABILITIES

OTHER N.C.	NO					12,615,021	85,943	140,337	140,337	762,008
OTHER F.C.	YES											263,681

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES						12,615,021	85,943	140,337	140,337	762,008		263,681

GENERAL TOTAL						22,006,440	4,085,943	4,140,337	10,010,337	13,862,008		12,452,966	7,867,163	4,986,152	8,667,891	6,626,287

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.8080 at December 31, 2011.

- Libor at 3 months in US dollars is equivalent to 0.5810 at December 31, 2011.

- TIIE at 28 days is equivalent to 4.7900 at December 31, 2011.

- TIIE at 91 days is equivalent to 4.7950 at December 31, 2011.

- Libor at 3 months in JPY is equivalent to 0.1960 at December 31, 2011.

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2011, were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	2,302,550	13.98
EURO (EUR)	9,761	18.14
JAPANESE YEN (JPY)	19,891,200	0.18

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	172,116	2,405,961	0	0	2,405,961

LIABILITIES	2,633,688	36,815,531	270,764	3,784,928	40,600,459
SHORT-TERM LIABILITIES POSITION	888,679	12,422,577	2,174	30,389	12,452,966

LONG-TERM LIABILITIES POSITION	1,745,009	24,392,954	268,590	3,754,539	28,147,493

NET BALANCE	(2,461,572)	(34,409,570)	(270,764)	(3,784,928)	(38,194,498)

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.98
EURO	18.14
JAPANESE YEN	0.18

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

DEBT INSTRUMENTS

(Thousands of Mexican Pesos)

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

A portion of the debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED

At December 31, 2011, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

DISTRIBUTION OF REVENUE BY PRODUCT

Final printing

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MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
LOCAL SERVICE	0	38,532,134	0
LONG DISTANCE SERVICE	0	14,254,475	0
INTERCONNECTION	0	12,159,529	0
DATA	0	36,290,397	0
OTHERS	0	6,905,479	0

EXPORT INCOME
INTERNATIONAL CONNECTION	0	2,878,017	0
DATA	0	181,893	0
OTHERS	0	16,257	0

INCOME OF SUBSIDIARIES ABROAD
LONG DISTANCE SERVICE	0	702,901	0
OTHERS	0	144,976	0

T O T A L	0	112,066,058	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Final printing

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SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0.00000	366,289,726	0	0	366,289,726	1,581	0
AA	0.00432	0.00000	7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432	0.00000	9,823,614,192	0	0	9,823,614,192	42,414	0
TOTAL			18,029,500,000		7,839,596,082	10,189,903,918	77,843

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES MEXICO'S COMMISSION)

Final printing

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Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of December 31, 2011, Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”) had cross currency swap agreements in the equivalent of U.S.$2,101 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$739 million and loans with maturities from 2012 to 2018 for a total amount of U.S.$1,362 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of P.10.9869 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.59% for the bond maturing in 2015.

In March 2011, cross currency swaps were unwound in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, since the Company acquired U.S.$366 million of such bonds from América Móvil, S.A.B. de C.V. (América Móvil) to extinguish them; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due.

In September 2011, cross currency swaps were unwound in the equivalent of U.S.$135 million, which partially hedged a loan with América Móvil due in October 2011.

In October 2011, cross currency swaps became due in the equivalent of U.S.$355 million, which partially hedged the loan with América Móvil due in the same month. In addition, cross currency swaps were unwound in the amount of JPY $ 19,891 million (equivalent to U.S.$ 259 million) which hedged the credit in Japanese Yens with maturity in 2014.

In November 2011, cross currency swaps were unwound in the equivalent of U.S.$220 million, which partially hedged the bonds with maturity in 2015.

At December 31, 2011, the Company had interest rate swaps in Mexican pesos for P.12,840 million to hedge the floating rate risk in local currency, fixing it at an average of 8.46%.

During the third quarter of 2011, interest rate swaps in the equivalent of P.$3,809 million, which hedged the risk of floating rate in domestic currency, were restructured. This restructuring did not affect the results of the period.

No new derivative instruments were contracted.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II. Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which describe the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Assistant Director of Budget and Financial Planning or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. At December 31, 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At December 31, 2011, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 94.5%

Also, P.8,000 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 83.3%, while the remaining P.4,840 million were considered ineffective.

Adjustments due to early adoption of International Financial Reporting Standards

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the IASB as of December 31, 2011, using a transition date as of January 1. 2010.

International Accounting Standard 39, Financial Instruments: Recognition and Measurement , requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican Financial Reporting Standards (Mexican FRS) to IFRS, Telmex adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to Telmex’s “own credit risk” and derivative counterparty default risk. Non performance risk amounted P.470 million at December 31, 2011 (P.247 million at December 31, 2010).

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

In March 2011, cross currency swaps were unwound in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due.

In September 2011, cross currency swaps were unwound in the equivalent of U.S.$135 million, which partially hedged the a loan with América Móvil due in October 2011.

In October 2011, cross currency swaps became due in the equivalent of U.S.$355 million, which partially hedged the loan with América Móvil due in the same month. In addition, cross currency swaps were unwound in the amount of JPY $ 19,891 million (equivalent to U.S.$ 259 million) which hedged the credit in Japanese Yens with maturity in 2014.

In November 2011, cross currency swaps were unwound in the equivalent of U.S.$220 million, which partially hedged the bonds with maturity in 2015.

No new derivative instruments were contracted.

In 2011 the change in the fair value of the cross currency swaps that offset the exchange loss of the foreign-currency denominated debt was a net credit of P.4,625 million (net charge of P.2,108 million in 2010).

Additionally, in 2011 the Company recognized in interest expense a net expense for interest rate swaps of P.959 million (net expense of P.1,688 million in 2010).

In 2011, the ineffective portion of cash flow hedges was a net expense of P.587 million (net expense of P.507 million in 2010), recognized in interest expense.

During 2011, no margin calls had been required. To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

Derivative financial instruments summary at December 31 and September 30, 2011.

Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (Principal and interests)
Cross Currency Swap	Hedging	US Dollar	US Dollar	TIIE	TIIE	MXN	MXN
		2,100,572	2,675,572	4.7900	4.7875	6,114,677	7,524,019	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.9787	13.4217

Cross Currency Swap	Hedging	YEN	YEN	TIIE	TIIE
		-	19,891,200	4.7900	4.7875	-	1,487,495	(2)
				EXCHANGE RATE	EXCHANGE RATE
				0.1812	0.1748

Exchange Rate Hedges (Interests only)
Interest Rate Swap	Hedging	MXN	MXN	TIIE	TIIE	MXN	MXN
		12,840,470	12,840,470	4.7900	4.7875	(1,496,359)	(1,531,686)	(3)
Total						4,618,318	7,479,828

(*) Of our hedge agreements, 58% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have in the amount of US$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) In September these swaps hedged debt position in Yens with the obligation of paying $2,000 million in Mexican pesos (equivalent to USD$259 million) at a floating rate and with maturity in February 2014. These contracts were unwound in October 2011.

(3) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.46% and with an average life of 5 years.

III. Sensitivity Analysis

In the case of the Company, the sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the value of the underlying asset (interest rate) of 10%, 25% and 50%, would result in an additional charge to the Company’s income statement as follows:

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

				At December 31, 2011		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/ Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	Variation in the value of underlying asset
						- 10%	- 25%	- 50%
Cross currency swap (1)	Hedging	US Dollar	2,101	4.7900% E.R. 13.9787	6,115	-	-	-
Cross currency swap (1)	Hedging	YEN	------	4.7900% E.R. 0.1812	------	-	-	-
Interest rate swap (1)	Hedging	Peso	8,000	4.7900%	(1,091)	-	-	-
Interest rate swap (2)	Hedging	Peso	4,840	4.7900%	(406)	(84)	(214)	(444)
Total					4,618	(84)	(214)	(444)

a) Hedges deemed as highly effective (a sensitivity analysis is not applicable).

b) Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD MR. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER MR. HECTOR SLIM SEADE PARQUE VIA 190 - 10 TH . FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER MR. CARLOS FERNANDO ROBLES MIAJA PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 crmiaja@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

MR. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

MR. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

MS. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2 ND . FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER MR. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5 TH . FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Final printing

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BOARD OF DIRECTORS

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	EDUARDO TRICIO HARO
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL BOWLING	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS
EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
1.- CARLOS SLIM DOMIT.- President	1.- OSCAR VON HAUSKE SOLÍS
2.- JUAN ANTONIO PERÉZ SIMÓN	2.- ANTONIO COSÍO ARIÑO
3.- HÉCTOR SLIM SEADE	3.- DANIEL HAJJ ABOUMRAD
4.- MICHAEL J. VIOLA	4.- MICHAEL BOWLING
AUDIT COMMITTEE	CORPORATE PRACTICES COMMITTEE
1.- RAFAEL KALACH MIZRAHI.- President	1.- JUAN ANTONIO PÉREZ SIMÓN.- President
2.- JOSÉ KURI HARFUSH	2.- JAIME ALVERDE GOYA
3.- ANTONIO COSÍO ARIÑO	3.- ANTONIO COSÍO PANDO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2011 ..